Filed Pursuant to Rule 424(b)(2)
Registration No. 333-214273

AMENDMENT NO. 1 TO
PROSPECTUS SUPPLEMENT/OFFER TO PURCHASE AND CONSENT SOLICITATION STATEMENT

Offer to Purchase for Cash and Offer to Guarantee Any and All of the Outstanding
Zero Coupon Notes due June 20, 2020 (CUSIP/ISIN: 191219AV6/US191219AV64)
8.500% Debentures due February 1, 2022 (CUSIP/ISIN: 191219AP9/US191219AP96)
8.000% Debentures due September 15, 2022 (CUSIP/ISIN: 191219AQ7/US191219AQ79)
6.750% Debentures due September 15, 2023 (CUSIP/ISIN: 191219AU8/US191219AU81)
7.000% Debentures due October 1, 2026 (CUSIP/ISIN: 191219AW4/US191219AW48)
6.950% Debentures due 2026 (CUSIP/ISIN: 191219AY0/US191219AY04)
6.750% Debentures due 2028 (CUSIP/ISIN: 191219BE3/US191219BE31)
6.700% Debentures due 2036 (CUSIP/ISIN: 191219AX2/US191219AX21)
5.710% Medium-Term Notes (CUSIP/ISIN: 19122EAP7/US19122EAP79)
6.750% Debentures due 2038 (CUSIP/ISIN: 191219BC7/US191219BC74)
and
7.000% Debentures due 2098 (CUSIP/ISIN: 191219BD5/US191219BD57)
of Coca-Cola Refreshments USA, Inc.
and
Solicitation of Consents for the Proposed Amendments to the Existing Indenture

          This Amendment No. 1 amends the prospectus supplement/offer to purchase and consent solicitation, dated May 22, 2017 (the "Original Offer to Purchase"). This Amendment No. 1 is incorporated by reference into the Original Offer to Purchase and should be read in conjunction therewith. This Amendment No. 1 is not complete without, and may not be delivered or used except in conjunction with, the Original Offer to Purchase. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Original Offer to Purchase.

          An investment in our securities involves risk. You should carefully consider the information under the heading "Risk Factors" beginning on page S-17 of the Original Offer to Purchase before you decide to provide your consent.

          Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the KO Guarantees or determined if the Original Offer to Purchase or this Amendment No. 1 is truthful or complete. Any representation to the contrary is a criminal offense.

EXTENSION OF CONSENT SOLICITATION FOR CERTAIN CCR NOTES ONLY

          On May 22, 2017, we offered (the "Offer") to purchase for cash, upon the terms and subject to the conditions described in the Original Offer to Purchase any and all of each series of notes of Coca-Cola Refreshments USA, Inc. listed in the Original Offer to Purchase (the "CCR Notes"), including the Zero Coupon Notes due June 20, 2020, 8.500% Debentures due February 1, 2022, 8.000% Debentures due September 15, 2022 and 7.000% Debentures due 2098 (collectively, the "Extended Notes"), from Holders of the CCR Notes. In conjunction with the Offer, we also solicited (the "Consent Solicitation") consents (the "Consents") to the Proposed Amendments, which would modify or remove certain of the covenants and events of default applicable to the Existing Indenture governing the CCR Notes, including the Extended Notes, to substantively conform to the operative covenants and events of default in the indenture governing The Coca-Cola Company's existing unsecured and unsubordinated debt. Subject to the conditions described in the Original Offer to Purchase, as amended by this Amendment No. 1, we intend to provide full and unconditional guarantees of the CCR Notes. Under the terms described in the Original Offer to Purchase, the Consent Solicitation for each series of CCR Notes, including each of the Extended Notes, would have expired at 5:00 p.m., New York City time, on June 5, 2017.

          As described in the Original Offer to Purchase, we reserved the right, subject to applicable law, to extend the Offer and/or the Consent Solicitation at any time, with respect to any or all series of CCR Notes, for any reason. We further reserved the right to extend the Offer and/or the Consent Solicitation for one or more series of CCR Notes, while not extending for the remaining series of CCR Notes. Accordingly, we hereby waive the Cross-Consent Condition (as defined in the Original Offer to Purchase) with respect to the Extended Notes only.

          We are hereby extending the period for Holders of the Extended Notes to deliver Consents until 5:00 p.m., New York City time, on June 20, 2017 (the "Extended Consent Expiration Date").

          Holders of Extended Notes may:

  •
  tender their Extended Notes and thereby deliver the related Consents pursuant to the Offer on or before the Extended Consent Expiration Date; or

  •
  deliver Consents without tendering their Extended Notes, pursuant to the Consent Solicitation on or before the Extended Consent Expiration Date.

          Holders of Extended Notes must validly tender their Extended Notes, and thereby deliver their respective Consents, on or before the Extended Consent Expiration Date in order to be eligible to receive the Total Consideration. Holders not tendering their Extended Notes pursuant to the Offer who wish to deliver Consents pursuant to the Consent Solicitation must validly deliver their Consents on or before the Extended Consent Expiration Date in order to be eligible to receive the Consent Payment. The right of Holders of Extended Notes to revoke tenders or deliveries of related Consents expired as of 5:00 p.m., New York City time, on June 5, 2017.

          All references in the Original Offer to Purchase to the Early Tender and Consent Expiration Date in connection with the Extended Notes are hereby amended as described herein. All other descriptions, terms and conditions set forth in the Original Offer to Purchase remain unchanged.

The date of this Amendment No. 1 is June 6, 2017.

The Tender Agent for the Offer and the Consent Solicitation is:

D.F. King & Co., Inc.

By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended):	By Facsimile Transmission (for Eligible Institutions only):
D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Attention: Andrew Beck	D.F. King & Co., Inc. (212) 709-3328 Attention: Andrew Beck Confirm by Telephone: (212) 269-5552

        Any questions or requests for assistance relating to the Offer and the Consent Solicitation may be directed to the Dealer Managers or the Information Agent at their respective telephone numbers as set forth below. Any requests for additional copies of the Original Offer to Purchase, as amended by this Amendment No. 1, the Letter of Transmittal or related documents may be directed to the Information Agent. A Holder may also contact such Holder's broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer and the Consent Solicitation.

The Information Agent for the Consent Solicitation is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005

Banks and Brokers, Call Collect:
(212) 269-5550
All Others Call Toll-Free:
(888) 605-1956
Email: KO@dfking.com

The Dealer Managers for the Offer and the Solicitation Agents for the Consent Solicitation are:

BofA Merrill Lynch	J.P. Morgan Securities LLC	Santander Investment Securities Inc.
214 North Tryon Street, 14th Floor Charlotte, North Carolina 28255 U.S. Toll-Free: (888) 292-0070 Collect: (980) 683-3215 Attention: Liability Management Group	383 Madison Avenue New York, New York 10179 U.S. Toll-Free: (866) 834-4666 Collect: (212) 834-4811 Attention: Liability Management Group	45 East 53rd Street New York, New York 10022 U.S. Toll-Free: (855)-404-3636 Collect: (212)-940-1442 E-Mail: liabilitymanagement@santander.us Attention: Liability Management Group